SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 18)

                                TerreStar Corp.*
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    881451108
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                                 450 Park Avenue
                                   30th Floor
                            New York, New York 10022
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2008
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    63,581,587

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    63,581,587

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    63,581,587

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.2%

14. TYPE OF REPORTING PERSON*

CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    63,581,587

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    63,581,587

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    63,581,587

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    24,091,716

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    24,091,716

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,091,716

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    24,091,716

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    24,091,716

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,091,716

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    87,673,303

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    87,673,303

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    87,673,303

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.8%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    87,673,303

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    87,673,303

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    87,673,303

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.8%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 881451108
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 22, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

ITEM 2(B) OF THE SCHEDULE 13D/A FILED ON APRIL 22, 2009 IS HEREBY AMENDED AS FOLLOWS (THE REMAINDER OF ITEM 2 FROM THE 13D/A FILED ON APRIL 22, 2009 REMAINS IN EFFECT):

The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor, New York, New York 10022.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 63,581,587 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 63,581,587 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 24,091,716 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 24,091,716 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 87,673,303 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 87,673,303 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON APRIL 22, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

The Master Fund held certain Shares of the Issuer's common stock in an account at Lehman Brothers International (Europe) ("LBIE"). On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as joint administrators (the "Joint Administrators"). The Joint Administrators have advised that 1,498,721 of the Shares were rehypothecated. The Master Fund believes at this time that rehypothecated Shares will not be recoverable. The Joint Administrators have proposed a framework which, if approved, would entitle customers to a claim for the rehypothecated securities valued as of the close of market on September 12, 2008 which would be setoff against amounts owed by such customer to LBIE.

Accordingly, the Master Fund in this filing has reduced the number of Shares of the Issuer held by it to the extent such Shares were held at LBIE and were rehypothecated. By making this filing, the Master Fund does not waive any arguments that it is entitled to recover such Shares and expressly reserves such arguments.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 63,581,587 Shares, constituting 37.2% of the Shares of the Issuer, based upon 171,145,428* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 63,581,587 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 63,581,587 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 63,581,587 Shares, constituting 37.2% of the Shares of the Issuer, based upon 171,145,428* Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 63,581,587 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 63,581,587 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 24,091,716 Shares, constituting 15.9% of the Shares of the Issuer, based upon 151,649,583* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,091,716 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,091,716 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 24,091,716 Shares, constituting 15.9% of the Shares of the Issuer, based upon 151,649,583* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,091,716 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,091,716 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 87,673,303 Shares, constituting 47.8% of the Shares of the Issuer, based upon 183,594,776* Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 87,673,303 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 87,673,303 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 87,673,303 Shares, constituting 47.8% of the Shares of the Issuer, based upon 183,594,776* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 87,673,303 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 87,673,303 Shares.

--------------------------------------------------------------------------------

* The number of outstanding shares is based on the 139,200,235 shares as reported by the Company as of the date of this filing, adjusted for derivative securities, held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 22, 2009.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

October 16, 2009

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 18, dated October 16, 2009 relating to the Common Stock, $0.01 par value of TerreStar Corp. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone


October 16, 2009

                                                                       Exhibit B


                Transactions in the Common Stock, $0.01 par value
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                       Number of Shares               Price per Share
Transaction                    Purchase/(Sold)

                                      None


TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                        Number of Shares              Price per Share
Transaction                     Purchase/(Sold)

                                      None




SK 26666 0002 1034791